SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Sybase, Inc.

(Name of Subject Company (Issuer))

Sheffield Acquisition Corp.

a wholly-owned subsidiary of

SAP America, Inc.

an indirectly wholly-owned subsidiary of

SAP AG

(Name of Filing Persons, Offerors)

Common Stock, par value $0.001 per share,

Associated Preferred Share Purchase Rights

(Title of Class of Securities)

871130100

(CUSIP Number of Class of Securities)

Michael Junge

General Counsel

SAP AG

Dietmar-Hopp-Allee 16

D-69190 Walldorf

Federal Republic of Germany

+49 6227 74 7474

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jonn R. Beeson, Esq.

Kevin B. Espinola, Esq.

Daniel R. Mitz, Esq.

Jones Day

3161 Michelson Drive

Irvine, CA 92612

Telephone: (949) 851-3939

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$6,089,473,455	$434,179.46

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $65.00, the per share tender offer price, by 93,684,207 shares of common stock of Sybase, Inc., which includes (a) 87,161,835 shares of common stock issued and outstanding (including restricted stock, but excluding treasury shares) and (b) 6,522,372 shares of common stock subject to outstanding stock options and stock appreciation rights with an exercise price less than $65.00.

(2)	The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by .00007130.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO is filed by Sheffield Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of SAP America, Inc., a Delaware corporation (“SAP America”) and an indirectly wholly-owned subsidiary of SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP AG”). This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Sybase Common Stock”), including the associated rights to purchase shares of Series A Participating Preferred Stock issued pursuant to the Preferred Stock Rights Agreement, dated as of July 31, 2002, as amended, by and between Sybase, Inc., a Delaware corporation (“Sybase”), and American Stock Transfer and Trust Company (together with the Sybase Common Stock, the “Shares”), of Sybase, at a price of $65.00 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 26, 2010 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of May 12, 2010 (as it may be amended from time to time, the “Merger Agreement”), by and among SAP America, the Purchaser, and Sybase, a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated in this Schedule TO by reference.

Item 2.	Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is Sybase, Inc., a Delaware corporation. Its principal executive office is located at One Sybase Drive, Dublin, California 94568, and its telephone number is (925) 236-5000.

(b) This Schedule TO relates to the Offer by the Purchaser to purchase all issued and outstanding Shares for $65.00 per Share, net to the holder thereof in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The information set forth in the “Introduction” to the Offer to Purchase is incorporated in this Schedule TO by reference.

(c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in the section of the Offer to Purchase entitled “Price Range of the Shares; Dividends” and is incorporated in this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c) The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning SAP AG, SAP America and the Purchaser” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the “Introduction” and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for

Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Material United States Federal Income Tax Consequences,” “Possible Effects of the Offer on the Market for the Shares; NYSE Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations” and “Conditions of the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(v) and (vii) The information set forth in the sections of the Offer to Purchase entitled “Material United States Federal Income Tax Consequences,” “Background of the Offer; Past Contacts or Negotiations with Sybase” and “Purpose of the Offer; the Merger Agreement; the Mutual Non-Disclosure Agreement; the Exclusivity Agreement; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for Sybase; Recent Developments Relating to Sybase” is incorporated in this Schedule TO by reference.

(a)(2)(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning SAP AG, SAP America and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Sybase” and “Purpose of the Offer; the Merger Agreement; the Mutual Non-Disclosure Agreement; the Exclusivity Agreement; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for Sybase; Recent Developments Relating to Sybase” is incorporated in this Schedule TO by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3-7) The information set forth in the “Introduction” and in the sections of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Sybase,” “Purpose of the Offer; the Merger Agreement; the Mutual Non-Disclosure Agreement; the Exclusivity Agreement; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for Sybase; Recent Developments Relating to Sybase,” “Dividends and Distributions” and “Possible Effects of the Offer on the Market for the Shares; NYSE Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(c)(2) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated in this Schedule TO by reference.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) Not applicable.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the “Introduction” and in the sections of the Offer to Purchase entitled “Fees and Expenses” is incorporated in this Schedule TO by reference.

Item 10.	Financial Statements of Certain Bidders.

(a), (b) Not Applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning SAP AG, SAP America and the Purchaser” and “Purpose of the Offer; the Merger Agreement; the Mutual Non-Disclosure Agreement; the Exclusivity Agreement; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for Sybase; Recent Developments Relating to Sybase” is incorporated in this Schedule TO by reference.

(a)(2) and (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; the Merger Agreement; the Mutual Non-Disclosure Agreement; the Exclusivity Agreement; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for Sybase; Recent Developments Relating to Sybase” and “Legal Matters; Required Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Shares; NYSE Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(a)(5) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; the Merger Agreement; the Mutual Non-Disclosure Agreement; the Exclusivity Agreement; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for Sybase; Recent Developments Relating to Sybase” is incorporated in this Schedule TO by reference.

(b) The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated May 26, 2010.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Press release issued by SAP AG and Sybase on May 12, 2010, incorporated herein by reference to the Schedule TO-C filed by SAP AG, SAP America and the Purchaser on May 13, 2010.

(a)(5)(B)	Summary Advertisement as published in the Wall Street Journal on May 26, 2010.

(a)(5)(C)	Press release issued by SAP AG on May 26, 2010.

(b)(1)	Credit Facility Agreement, dated May 21, 2010, among SAP AG, as borrower, Barclays Capital and Deutsche Bank AG, as mandated lead arrangers, the financial institutions listed in Schedule 1 as lenders, as original lenders, and Deutsche Bank Luxembourg S.A., as agent.

(d)(1)	Agreement and Plan of Merger, dated as of May 12, 2010, by and among SAP America, the Purchaser and Sybase, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Sybase on May 13, 2010.

(d)(2)	Mutual Non-Disclosure Agreement, dated as of April 19, 2010, and effective as of April 2, 2010, between SAP AG and Sybase.

(d)(3)	Exclusivity Agreement, dated as of April 30, 2010, between SAP AG and Sybase.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2010

SHEFFIELD ACQUISITION CORP.

By:	/s/ BRAD C. BRUBAKER
Name:	Brad C. Brubaker
Title:	President

SAP AMERICA, INC.

By:	/s/ ROBERT ENSLIN
Name:	Robert Enslin
Title:	President

SAP AG

By:	/s/ WERNER BRANDT
Name:	Dr. Werner Brandt
Title:	CFO

By:	/s/ MICHAEL JUNGE
Name:	Michael Junge
Title:	General Counsel

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 26, 2010.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Press release issued by SAP AG and Sybase on May 12, 2010, incorporated herein by reference to the Schedule TO-C filed by SAP AG, SAP America and the Purchaser on May 13, 2010.

(a)(5)(B)	Summary Advertisement as published in the Wall Street Journal on May 26, 2010.

(a)(5)(C)	Press release issued by SAP AG on May 26, 2010.

(b)(1)	Credit Facility Agreement, dated May 21, 2010, among SAP AG, as borrower, Barclays Capital and Deutsche Bank AG, as mandated lead arrangers, the financial institutions listed in Schedule 1 as lenders, as original lenders, and Deutsche Bank Luxembourg S.A., as agent.

(d)(1)	Agreement and Plan of Merger, dated as of May 12, 2010, by and among SAP America, the Purchaser and Sybase, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Sybase on May 13, 2010.

(d)(2)	Mutual Non-Disclosure Agreement, dated as of April 19, 2010, and effective as of April 2, 2010, between SAP AG and Sybase.

(d)(3)	Exclusivity Agreement, dated as of April 30, 2010, between SAP AG and Sybase.

(g)	Not applicable.

(h)	Not applicable.